UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 4, 2006

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, zip code Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　　Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐　　Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐　　Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition

On May 4, 2006, the Company issued the following press release.

Puget Energy Reports First Quarter 2006 Financial Results
Continued focus on strengthening core utility business

- **First quarter 2006 income of 79 cents per diluted share including 16 cents from the discontinued operations of InfrastruX Group**

- **First quarter 2006 income from Puget Sound Energy (PSE) of 64 cents per diluted share**

- **InfrastruX sold for $275 million**

- **Reaffirm full-year 2006 guidance of $1.40 to $1.55 per share from continuing operations**

BELLEVUE, Washington (May 4, 2006) — Puget Energy (NYSE: PSD) today reported net income of $92.6 million, or 79 cents per diluted share, for the first quarter 2006 compared to $71.1 million, or 71 cents per diluted share, in the first quarter 2005.

Puget Energy's first quarter 2006 results reflect $18.9 million, or 16 cents per diluted share, from its former utility construction services subsidiary, InfrastruX Group (InfrastruX). These results include $7.3 million related to the reversal of a carrying value adjustment recorded in 2005 as well as $10 million related to the anticipated realization of a deferred tax asset associated with the sale of the business.

"This was an important quarter for Puget Energy," said Steve Reynolds, Chairman, President and CEO of Puget Energy. "The sale of InfrastruX successfully concludes an initiative aimed at improving the financial position of our core business--Puget Sound Energy. Another financial initiative launched this quarter was the filing of a new General Rate Case with the Washington Utilities and Transportation Commission, expected to be concluded by January 1, 2007."

"Puget Sound Energy also performed well this quarter," Reynolds added. "For the first time in several years, our region was repeatedly hit by severe storms--nine in all--during the first quarter, with gale-force winds knocking out power to hundreds of thousands of our utility customers. Our employees and crews worked around the clock to restore power, continuing on our unwavering commitment to our customers."

Net income from Puget Energy's regulated electric and gas utility subsidiary, Puget Sound Energy, was $73.8 million, or 64 cents per diluted share, in the first quarter 2006, compared to $72.2 million, or 72 cents per diluted share, in the first quarter 2005. PSE's first quarter 2006 financial results reflect higher energy margins as a result of increased sales volumes and an increase in customer rates effective March 4, 2005. These results were partially offset by electric service restoration costs related to storm damage of $8.2 million (pre-tax), or 5 cents per share, compared to $1.1 million, or 1 cent per share, for the same period in 2005. First quarter 2005 financial results also benefited from the partial recovery of a prior regulatory disallowance of $6.0 million (pre-tax), or 4 cents per share.

Table 1: Puget Energy reported earnings

	First Quarter			
Net Income (Loss) in millions of dollars		2006		2005
Continuing Operations	$	73.6	$	72.1
Discontinued Operations (InfrastruX)		18.9		(1.0)
Cumulative effect of accounting change		0.1		0.0
Puget Energy	$	**92.6**	$	**71.1**
Earnings per Fully Diluted Share				
Continuing Operations	$	0.63	$	0.72
Discontinued Operations (InfrastruX)		0.16		(0.01)
Puget Energy	$	**0.79**	$	**0.71**
Fully diluted common shares outstanding (millions)		**116.2**		**100.4**

For details on Puget Energy's sale of InfrastruX and income recorded on discontinued operations in the first quarter of 2006, please refer to the company's Forms 8-K and 10-Q filed with the Securities and Exchange Commission on May 2, 2006 and May 4, 2006, respectively. Both forms are available on www.sec.gov or the Company's web site at www.pugetenergy.com.

Puget Energy First Quarter 2006 Continuing Operations summary:

Table 2 below summarizes the primary items that impacted first quarter 2006 financial results from continuing operations for Puget Energy:

First quarter 2006 vs. first quarter 2005 EPS reconciliation for Continuing Operations	Cents per diluted share
Puget Energy's 2005 earnings from continuing operations	$ 0.72
Impact of dilution from higher common shares outstanding	(0.10)
Benefit from favorable rate decision on regulatory disallowance in 2005	(0.04)
Increase in electric margin	0.06
Increase in gas margin	0.07
Increase in operations and maintenance expense – storm related	(0.04)
Increase in operations and maintenance expense – other than storm related	(0.03)
Increase in depreciation and amortization expense	(0.03)
Increase in other items, net	0.02
Puget Energy's 2006 earnings from continuing operations	$ 0.63

Puget Sound Energy (PSE) First Quarter 2006 Highlights:

PSE's first quarter 2006 net income increased by $1.6 million to $73.8 million from $72.2 million in the first quarter 2005. Fully diluted earnings per share, however, declined by 10 cents in the first quarter 2006 due to a 16 percent increase in the number of common shares outstanding between the periods. All items outlined below are pre-tax unless otherwise noted.

- As of March 31, 2006, PSE provided service to 1,019,600 electric customers and 699,100 natural gas customers, representing a 1.3 percent and 3.0 percent increase, respectively, in the last 12 months.

- PSE's retail sales volumes of electricity and natural gas increased by 4.4 percent and 8.5 percent, respectively, despite an overall decline in heating degree days primarily due to warmer temperatures in the Pacific Northwest during the month of January. Heating degree days in the first quarter 2006 declined by 9 percent and 2 percent, respectively, compared to historic averages and the first quarter 2005.

- PSE's electric margin in the first quarter of 2006 increased by $4.4 million, primarily due to a 4.4 percent increase in retail sales volumes. PSE's 2005 electric margin benefited from the partial recovery in power costs of $6.0 million or 4 cents per share related to a prior regulatory disallowance. PSE's electric margin represents electric sales, net of revenue based taxes, to retail and transportation customers less the cost of generating, purchasing and wheeling electricity.

- PSE's natural gas margin increased by $12.7 million primarily as a result of an 8.5 percent increase in retail sales volumes and a 3.5 percent rate increase effective March 4, 2005. Gas margin is natural gas sales to retail and transportation customers, net of revenue based taxes, less the cost of purchasing and transporting natural gas.

- PSE incurred a total of $15.2 million in electric distribution system restoration costs in the first quarter 2006. Of the $15.2 million, $7.0 million was deferred for future recovery in electric rates in accordance with the Washington Utilities and Transportation Commission's (WUTC) regulatory guidelines. PSE anticipates that the majority of additional costs related to severe storm events during the balance of 2006 will also be deferred.

- PSE's 2006 utility operations and maintenance expense, excluding electric storm damage expenses, increased by $4.7 million in the first quarter of 2006. The increase was primarily the result of higher operations and maintenance expenses of PSE's electric generating facilities and maintenance of electric and gas distribution systems.

- PSE's depreciation and amortization expense increased by $5.8 million due to additional utility plant placed in service during the last twelve months, including $2.0 million related to the 150-megawatt Hopkins Ridge wind-powered electric generating facility that became operational in November 2005.

- The average number of fully diluted common shares outstanding in the first quarter 2006 increased to 116.2 million compared to 100.4 million during the same period in 2005. The increase was primarily the result of a secondary offering of 15 million shares completed in October 2005. The impact of dilution as a result of the higher shares outstanding resulted in an earnings per share reduction of 10 cents in the first quarter 2006.

Puget Energy 2006 Outlook:

Puget Energy anticipates its 2006 financial results from continuing operations to be within the previously disclosed range of $1.40 to $1.55 per diluted share.

Conference Call:

Puget Energy will provide additional information regarding its first quarter 2006 results during a conference call for analysts scheduled at 10:00 a.m. ET (7:00 a.m. PT) on Friday, May 5, 2006. The call will be broadcast live through a Web cast at www.pugetenergy.com.   The Web cast will be archived and available for replay following the call. A tape-recorded replay of the call will be available two hours after completion of the conference call on May 5, 2006 through midnight (ET) on May 19, 2006 by dialing 1-888-286-8010 and entering the conference identification number at 75350805.

Form 10-Q Quarterly Report for the First Quarter of 2006

Puget Energy today filed its Form 10-Q for the first quarter 2006 with the Securities and Exchange Commission (SEC), a copy of which will be available through the SEC's website at www.sec.gov or the Company's website at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-Q filing.

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 3/31[1]	
	2006	**2005**
Operating revenues		
Electric	$ 467,424	$ 420,090
Gas	406,588	321,129
Other	3,723	434
Total operating revenues	877,735	741,653
Operating expenses		
Purchased electricity	252,125	208,178
Electric generation fuel	21,584	20,448
Residential exchange	(56,633)	(55,046)
Purchased gas	266,679	201,744
Unrealized net loss on derivative instruments	975	509
Utility operations & maintenance	87,364	75,522
Other operations & maintenance	855	741
Depreciation & amortization	63,884	58,077
Conservation amortization	8,048	5,162
Taxes other than income taxes	79,732	69,700
Income taxes	40,345	46,084
Total operating expenses	764,958	631,119
Operating income	112,777	110,534
Other income (deductions):		
Other income	2,339	1,164
Interest Charges:		
AFUDC	2,022	1,462
Interest expense	(43,542)	(41,044)
Mandatorily redeemable securities interest expense	(23)	(23)
Net income from continuing operations	73,573	72,093
Income (loss) from discontinued operations, net of tax	18,947	(1,018)
Net income before cumulative effect of accounting change	92,520	71,075
Cumulative effect of accounting change	(89)	---
Net Income	$ 92,609	$ 71,075
Common shares outstanding	115,725	99,953
Diluted shares outstanding	116,190	100,446
Basic earnings per common share from continuing operations	$ 0.64	$ 0.72
Basic earnings from discontinued operations	0.16	(0.01)
Cumulative effect from accounting change	----	---
Basic earnings per common share	$ 0.80	$ 0.71
Diluted earnings per common share from continuing operations	$ 0.63	$ 0.72
Diluted earnings from discontinued operations	0.16	(0.01)
Cumulative effect from accounting change	----	---
Diluted earnings per common share[2]	$ 0.79	$ 0.71

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 3/31	
	2006	2005
Energy sales revenues *($ in thousands; unaudited)*		
Electricity		
Residential	$ 241,934	$ 211,840
Commercial	182,763	157,892
Industrial	26,278	22,079
Other retail sales, including change in unbilled	(15,765)	(4,767)
Subtotal, retail sales	435,210	387,044
Transportation, including change in unbille	2,711	2,668
Sales to other utilities & marketers	15,803	16,321
Other[1]	13,700	14,057
Total electricity sales	467,424	420,090
Gas		
Residential	265,092	208,656
Commercial	116,808	91,248
Industrial	16,814	12,993
Subtotal, retail sales	398,714	312,897
Transportation	3,614	3,397
Other	4,260	4,835
Total gas sales	406,588	321,129
Total energy sales revenues	$ 874,012	$ 741,219
Energy sales volumes *(unaudited)*		
Electricity (in mWh)		
Residential	3,427,969	3,280,893
Commercial	2,339,475	2,181,608
Industrial	345,823	324,169
Other, including change in unbille	(236,303)	(156,343)
Subtotal, retail sales	5,876,964	5,630,327
Transportation, including change in unbille	526,418	522,026
Sales to other utilities & marketers	319,907	345,784
Total mWh	6,723,289	6,498,137
Gas (in 000's of therms)		
Residential	215,677	199,051
Commercial	105,749	95,241
Industrial	15,629	13,911
Transportation	54,828	53,126
Total gas volumes	391,883	361,329
Margins [2] *($ in thousands; unaudited)*		
Electric	$ 205,902	$ 201,519
Gas	100,307	87,617
Weather *(unaudited)*		
Actual heating degree days	1,767	1,811
Normal heating degree days[3]	1,942	1,942
Customers served at March 31 [4] *(unaudited)*		
Electricity		
Residential	904,824	889,355
Commercial	108,610	111,042
Industrial	3,595	3,918
Other	2,508	2,371
Transportation	17	17
Total electricity customers	1,019,554	1,006,703
Gas		
Residential	645,215	625,294
Commercial	51,078	50,520
Industrial	2,639	2,706
Transportation	122	129
Total gas customers	699,054	678,649

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees. Heating degree days in 2004 are adjusted for leap year by adding the February 28th heating degree day amount.

[4] Customers represents average served at month end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary
and Chief Accounting Officer

Dated: May 4, 2006